

August 28, 2015

Via E-Mail

Serge Benchetrit, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10009

> **Re:** **Tecumseh Products Company**
> **Schedule TO-T filed August 21, 2015, by MA Industrial Sub Inc., MA Industrial JV LLC, Mueller Industries, Inc., Deno Investment Company II, Inc., Atlas Capital Resources II LP, and Atlas Capital Resources (P) II LP**
> **SEC File No. 005-30158**

Dear Mr. Benchetrit:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. Please provide us your analysis as to why Atlas FRM LLC is not a bidder in this tender offer.

Offer to Purchase
Cover Page

2. Please revise to disclose the number of shares that must be tendered such that through the exercise of the Top-Up Option the bidders will be able to effect a short-form merger after the completion of the offer.

<u>Certain Information Concerning the Purchaser, Parent, Atlas and Mueller, page 20</u>

3.   Please provide the disclosure required by General Instruction C to Schedule TO with respect to Atlas FRM LLC.

<u>Conditions to the Offer, page 38</u>

4.   Revise condition (b)(iv) to define the term Company Material Adverse Effect in the offer document.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions